UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)




                                    UST CORP.
--------------------------------------------------------------------------------
                                (Name of issuer)


                    COMMON STOCK, par value $0.625 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    902900109
           ----------------------------------------------------------
                                 (CUSIP number)


                             Joel J. Brickman, Esq.
                        Senior Vice President, Secretary
                               and General Counsel
                         Citizens Financial Group, Inc.
                               One Citizens Plaza
                            Providence, RI 02903-1339
                                 (401) 456-7000
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                  June 21, 1999
           ----------------------------------------------------------
             (Date of event which requires filing of this statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box |_|.


                       (Continued on the following pages)

                               Page 1 of 12 Pages

                                  SCHEDULE 13D

CUSIP NO. 902900109                                           Page 2 of 12 Pages
================================================================================
     1       NAME OF REPORTING PERSON
             Citizens Financial Group, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
                                                                 (b) |_|
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
             WC, AF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                   |_|
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             State of Delaware
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER
                         8,541,333
  NUMBER OF      ---------------------------------------------------------------
    SHARES       8       SHARED VOTING POWER
 BENEFICIALLY            4,036,900
   OWNED BY      ---------------------------------------------------------------
     EACH        9       SOLE DISPOSITIVE POWER
   REPORTING             8,541,333
    PERSON       ---------------------------------------------------------------
     WITH        10      SHARED DISPOSITIVE POWER
                         None
--------------------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,578,233 shares of Common Stock
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          |_|
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             29.4% (Based on 42,728,031 shares reported as issued and outstanding by the issuer as of 6/21/99)
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
             HC/CO
================================================================================

                               Page 2 of 12 Pages

                                  SCHEDULE 13D

CUSIP NO. 902900109                                           Page 3 of 12 Pages
================================================================================
     1       NAME OF REPORTING PERSON
             The Royal Bank of Scotland plc
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
                                                                 (b) |_|
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
             WC, AF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                   |_|
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United Kingdom
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER
                         8,541,333
  NUMBER OF      ---------------------------------------------------------------
    SHARES       8       SHARED VOTING POWER
 BENEFICIALLY            4,036,900
   OWNED BY      ---------------------------------------------------------------
     EACH        9       SOLE DISPOSITIVE POWER
   REPORTING             8,541,333
    PERSON       ---------------------------------------------------------------
     WITH        10      SHARED DISPOSITIVE POWER
                         None
--------------------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,578,233 shares of Common Stock
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          |_|
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             29.4% (Based on 42,728,031 shares reported as issued and outstanding by the issuer as of 6/21/99)
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
             HC/CO
================================================================================

                               Page 3 of 12 Pages

                                  SCHEDULE 13D

CUSIP NO. 902900109                                           Page 4 of 12 Pages
================================================================================
     1       NAME OF REPORTING PERSON
             The Royal Bank of Scotland Group plc
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
                                                                 (b) |_|
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
             WC, AF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                   |_|
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             State of Delaware
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER
                         8,541,333
  NUMBER OF      ---------------------------------------------------------------
    SHARES       8       SHARED VOTING POWER
 BENEFICIALLY            4,036,900
   OWNED BY      ---------------------------------------------------------------
     EACH        9       SOLE DISPOSITIVE POWER
   REPORTING             8,541,333
    PERSON       ---------------------------------------------------------------
     WITH        10      SHARED DISPOSITIVE POWER
                         None
--------------------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,578,233 shares of Common Stock
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          |_|
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             29.4% (Based on 42,728,031 shares reported as issued and outstanding by the issuer as of 6/21/99)
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
             HC/CO
================================================================================

                               Page 4 of 12 Pages

ITEM 1.           SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value per share $0.625 (the "Common Stock"), of UST Corp. ("UST"). The principal executive offices of UST are located at 40 Court Street, Boston, Massachusetts 02109.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a)-(c) and (f). This Schedule 13D is being filed by Citizens Financial Group, Inc., a Delaware corporation and bank holding company ("CFG"). The persons reporting information on this Schedule 13D include, in addition to CFG, The Royal Bank of Scotland plc, a bank organized under the laws of the United Kingdom and registered in Scotland (the "Royal Bank"), and The Royal Bank of Scotland Group plc., a bank holding company organized in the United Kingdom and registered in Scotland ("RBSG", and collectively with the Royal Bank and CFG, the "Reporting Persons"). All of the stock of CFG is owned by the Royal Bank. All of the stock of the Royal Bank is owned by RBSG.

         The executive offices of CFG are located at One Citizens Plaza, Providence, Rhode Island 02903. The executive offices of the Royal Bank and RBSG are each located at 42 St. Andrew Square, Edinburgh, Scotland EH2 2YE.

         CFG is one of the 50 largest bank holding companies in the United States and one of the third largest in the New England region. Through its subsidiaries, CFG offers a wide range of retail and corporate commercial banking services, including residential and commercial mortgage lending and construction loans, commercial loan and leasing services, trust services to businesses and individuals, retail investment services and international banking services.

         The Royal Bank is a United Kingdom retail clearing bank with more than 700 branches throughout the United Kingdom, a branch office in New York City, and an agency in San Francisco. The Royal Bank provides, through its subsidiaries, an extensive range of banking, financial and finance related services in a wide variety of markets in the United Kingdom and internationally.

         RBSG is a publicly owned financial services holding company incorporated under the laws of Great Britain and registered in Scotland with its headquarters in Edinburgh, Scotland. The group is one of the 100 largest banking organizations in the world and provides, through its subsidiaries, an extensive range of banking, financial and finance-related services in the United Kingdom and internationally.

         The names of the directors and executive officers of CFG and their respective business addresses, citizenship, and present principal occupations or employment and the names, principal business and address of any corporations or other organizations in which such employment is conducted, are set forth in
Schedule I attached hereto, which Schedule I is specifically incorporated herein by reference.

                               Page 5 of 12 Pages

         The names of the directors and executive officers of the Royal Bank and RBSG and their respective business addresses, citizenship, and present principal occupations or employment and the names, principal business and address of any corporations or other organizations in which such employment is conducted, are set forth in Schedule II attached hereto, which Schedule II is specifically incorporated herein by reference.

         (d)-(e). None of CFG, the Royal Bank, RBSG or, to the best of their knowledge, any of the persons listed in Schedules I and II hereto, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         Pursuant to the Stock Option Agreement described in Item 4, UST has granted CFG an option (the "Option") to purchase, upon the occurrence of certain specified events which are not within the control of CFG, up to 8,541,333 authorized but unissued shares of Common Stock at a price of $24.25 per share, which number of shares is subject to certain contingent anti-dilutive adjustments (the "Option Shares"). The exercise of the Option to purchase the full number of shares of Common Stock currently covered thereby would require aggregate funds of $207,127,325.30, excluding administrative fees and expenses associated therewith. In the event the Option becomes exercisable and CFG were to purchase the Option Shares pursuant to the Stock Option Agreement, CFG currently anticipates that such funds would be provided from working capital of CFG and or Royal Bank and RBSG.

ITEM 4.           PURPOSE OF TRANSACTION.

         On June 21, 1999, CFG entered into an Agreement and Plan of Merger with UST (the "Merger Agreement") pursuant to which a newly formed subsidiary of CFG ("Merger Sub") will be merged with and into UST (the "Merger"). UST will be the surviving corporation of the Merger (the "Surviving Corporation") and, as a result of and immediately following the Merger, will be a subsidiary of CFG. Following the Merger, it is contemplated that UST will be liquidated into CFG.

         As a result of the Merger, each share of Common Stock issued and outstanding immediately prior to the Effective Time (as such term is defined in the Merger Agreement), excluding treasury shares, shall become and be converted automatically into the right to receive in cash from CFG an amount equal to $32.00. The cash consideration for each share of Common Stock is subject to certain adjustments, as described in the Merger Agreement.

         Consummation of the Merger is subject to a number of conditions set forth in the Merger Agreement, including without limitation, approval by the requisite affirmative vote of the stockholders of UST, the receipt of regulatory approvals, the absence of any order, injunction or decree issued by any court or agency of competent jurisdiction or other legal

                               Page 6 of 12 Pages
restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement. If the Merger is consummated as planned, the Common Stock will be de-registered pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and cease to be listed on the NASDAQ National Market System.

         As an inducement to the willingness of CFG to enter into the Merger Agreement, CFG and UST entered into a Stock Option Agreement, dated as of June 21, 1999 (the "Stock Option Agreement'). Pursuant to the Stock Option Agreement, UST granted CFG the Option to purchase up to 8,541,333 authorized but unissued shares of Common Stock at a price of $24.25 per share, which Option is exercisable only upon the occurrence of certain events. The number of Option Shares issuable upon exercise of the Option is subject to adjustment in the event that any shares of Common Stock are issued or otherwise become outstanding or are redeemed, repurchased, retired or otherwise cease to be outstanding after the date of the Stock Option Agreement such that after such action the number of Option Shares equals 19.9% of the number of shares of Common Stock then outstanding without giving effect to any shares subject to or issued under the Option. In addition, the number of shares subject to the Option will be adjusted in the event of any change in the number of outstanding shares of Common Stock by reason of any stock dividend, split-up, merger, recapitalization, combination, subdivision, conversion, exchange of shares or the like by UST. Under certain circumstances set forth in the Stock Option Agreement, UST can be required to repurchase the Option and any Option Shares at a formula price based on the difference between (x) the price paid or offered to be paid to UST or its stockholders in certain competing transactions involving the acquisition of UST or the highest last sale price of UST Common Stock within a defined period and
(y) the exercise price of the Option.

         Concurrently with the execution of the Merger Agreement, each of certain directors and officers of UST (each, a "Stockholder," and collectively, the "Stockholders") entered into a Stockholders Agreement with CFG (collectively, the "Stockholders Agreements"), the form of which is attached hereto as Exhibit 3. Pursuant to the Stockholders Agreements, the Stockholders collectively have agreed to vote or cause to be voted an aggregate of 4,036,900 shares of Common Stock which are either held by such parties or which such parties have rights to acquire, and any other shares of Common Stock subsequently acquired by them (collectively, the "Voting Shares"), for the approval of the Merger Agreement and the Merger and to vote or cause to be voted the Voting Shares against the approval of any other agreement providing for a merger, acquisition, consolidation, sale of a material amount of assets or other business combination of UST or any of its subsidiaries with any person or entity other than CFG or any of its subsidiaries. In addition, the Stockholders Agreements also restrict the Stockholders' ability to sell, assign, transfer or otherwise dispose of the Voting Shares.

         Pursuant to the Merger Agreement, unless otherwise provided by CFG, at the Effective Time, the Articles of Organization of UST, as in effect at the Effective Time, will be the Articles of Organization of the Surviving Corporation and the By-Laws of Merger Sub, as in effect immediately prior to the Effective Time, will be the By-Laws of the Surviving Corporation.

                               Page 7 of 12 Pages

         The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Organization and By-laws of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

         Except as set forth in this Item 4, the Merger Agreement, the Stock Option Agreement, or the Stockholders Agreements, neither CFG, the Royal Bank nor RBSG has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of this
Schedule 13D (although each such person reserves the right to develop such plans).

         The preceding summary of certain provisions of the Merger Agreement, the Stock Option Agreement, and the Stockholders Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements in the Exhibits attached to this Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b). Pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, each of the Reporting Persons CFG, the Royal Bank and RBSG may be deemed individually to own beneficially those amounts of shares of UST Common Stock under the descriptions set forth below:


Sole Voting Power:                      8,541,333(1)

Shared Voting Power:                    4,036,900(2)

Sole Dispositive Power:                 8,541,333(1)

Shared Dispositive Power:               0

Aggregate  Beneficial Ownership:        12,578,233

Percentage of Class represented
by Aggregate Beneficial Ownership:      29.4%(3)

         Notes to Item 5(a)-(b).

         (1) By reason of the execution by CFG of the Stock Option Agreement (as described in Item 4 hereof), each of the Reporting Persons may be deemed to own beneficially 8,541,333 shares of Common Stock, which, following the issuance of such shares, would represent approximately 19.9% of the outstanding shares of Common

                               Page 8 of 12 Pages

         Stock reported by UST to the Reporting Persons as of June 21, 1999. If CFG were to acquire such Option Shares, each of the Reporting Persons would have sole voting and investment power with respect thereto. Because of the limited circumstances in which the Option is exercisable, each of the Reporting Persons expressly disclaims present beneficial ownership of the Option Shares pursuant to Rule 13d-4 under the Exchange Act.

         (2) By reason of the execution by CFG of the Stockholders Agreements (as described in Item 4 hereof), each of the Reporting Persons may be deemed to beneficially own 4,036,900 shares of Common Stock, constituting 9.5% of the outstanding shares of Common Stock as reported by UST to the Reporting Persons as of June 21, 1999. Each of the Reporting Persons may be deemed to have shared voting power with respect to the Voting Shares and has no dispositive power with respect thereto. Each of the Reporting Persons expressly disclaims beneficial ownership of the Voting Shares pursuant to Rule 13d-4 under the Exchange Act.

         (3) This percentage is calculated in accordance with Rule 13d-3(d)(1) by dividing the sum of (A) the number of shares of Common Stock issuable pursuant to the Option and (B) the number of shares subject to the Stockholders Agreements by the sum of (X) the currently outstanding number of shares of Common Stock, as represented to the reporting person in the Merger Agreement (as hereinafter defined), and (Y) the shares underlying the Option. The shares of Common Stock represented by the Option are 19.9% of the currently outstanding number of shares of Common Stock reported by UST to the Reporting Persons as of June 21, 1999.

                  Except as set forth above or in a fiduciary capacity, no Reporting Person nor, to the best of any Reporting Person's knowledge, any of the individuals named in Schedules I and II hereto, owns any shares of Common Stock.

                  (c) No Reporting Person nor, to the best of any Reporting Person's knowledge, any of the individuals named in Schedule I and II hereto, have effected any transaction in the Common Stock during the past 60 days, excepting transactions in a fiduciary capacity.

                  (d)      Not Applicable.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Merger Agreement contains certain customary restrictions on the conduct of the business of UST pending the Merger, including certain customary restrictions relating to the Common Stock. Except as provided in the Merger Agreement, the Stock Option Agreement or the Stockholders Agreement, no Reporting Person nor, to the best of any Reporting

                               Page 9 of 12 Pages

Person's knowledge, any of the individuals named in Schedule I and II hereto, have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of UST, including but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         (a) Agreement and Plan of Merger, dated as of June 21, 1999, by and between Citizens Financial Group, Inc. and UST Corp.

         (b) Stock Option Agreement dated, as of June 21, 1999, by and between Citizens Financial Group, Inc. and UST Corp.

         (c) Form of Stockholders Agreement by and between Citizens Financial Group, Inc. and each of certain officers and directors of UST Corp.

         (d)      Joint Filing Agreement




                               Page 10 of 12 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: July 1, 1999


                                    CITIZENS FINANCIAL GROUP, INC.


                                    By: /s/ Bradford B. Kopp
                                        ----------------------------
                                    Name: Bradford B. Kopp
                                    Title:  Executive Vice President


                                    THE ROYAL BANK OF SCOTLAND PLC

                                    By: /s/ Miller Roy McLean
                                        ----------------------------
                                    Name: Miller Roy McLean
                                    Title:  Director, Group Legal & Regulatory
                                            Affairs and Group Secretary


                                    THE  ROYAL BANK OF SCOTLAND GROUP PLC

                                    By: /s/ Miller Roy McLean
                                        ----------------------------
                                    Name: Miller Roy McLean
                                    Title:  Director, Group Legal & Regulatory
                                            Affairs and Group Secretary


                               Page 11 of 12 Pages

                                  EXHIBIT INDEX
                                  -------------


   Exhibit Number                          Description
   --------------                          -----------

         1. Agreement and Plan of Merger, dated as of June 21, 1999, by and between Citizens Financial Group, Inc. and UST Corp.

         2. Stock Option Agreement dated, as of June 21, 1999, by and between Citizens Financial Group, Inc. and UST Corp.

         3. Form of Stockholders Agreement by and between Citizens Financial Group, Inc. and each of certain officers and directors of UST Corp.

         4.                  Joint Filing Agreement




                               Page 12 of 12 Pages